UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2004

Capital Environmental Resource Inc.

(Exact name of registrant as specified in its charter)

Ontario, Canada	000-25955	Not Applicable
(State or other	(Commission	(I.R.S. Employer
jurisdiction of	File Number)	Identification No.)
incorporation)		

1122 International Blvd., Suite 601
Burlington Ontario, Canada   L7L 6Z8
(Address of principal executive offices)   (Zip Code)

Registrants' telephone number, including area code: (905) 319-1237

N/A
(Former name or former address, if changed since last report.)

Item 4. Changes in Registrant's Certifying Accountant

As a result of our pending migration transaction, the Audit Committee of the Board of Directors on July 27, 2004 appointed the U.S. member firm of BDO world wide, BDO Seidman LLP, as our principal independent auditor for the year ended December 31, 2004. BDO Dunwoody LLP, the Canadian member firm of BDO world wide, will continue to provide audit, audit-related and tax services as we continue to have significant operations located in Canada. The decision to use BDO Seidman LLP was made in contemplation of our migration transaction which we intend to execute as part of our business strategy to expand into the United States. Under the migration transaction, our corporate structure will be reorganized so that Waste Services, Inc., currently a United States subsidiary of Capital Environmental Resource Inc., will become the parent company of our corporate group. BDO Dunwoody LLP's audit report on our Financial Statements for the year ended December 31, 2003, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

For the year ended December 31, 2003, and through the date of this Form 8-K, there have been no disagreements with BDO Dunwoody LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to BDO Dunwoody LLP's satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their report. For the years ended December 31, 2003, and through the date of this Form 8-K, there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We have requested BDO Dunwoody LLP to furnish us with a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated July 27, 2004 is filed as Exhibit 16.1 to this Form 8-K.

During the years ended December 31, 2003, and through July 27, 2004, we did not consult BDO Seidman, LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, other than in connection with carrying out the review procedures required under Appendix K of the SEC Practice Section rules (subsequently adopted by the PCAOB).

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

(c) Exhibits:

Exhibit Number	Description
16.1	Letter from BDO Dunwoody LLP to the Securities and Exchange Commission dated July 27, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2004   CAPITAL ENVIRONMENTAL RESOURCE INC.
(Registrant)

By: /s/ Ronald L. Rubin

Name: Ronald L. Rubin
Title: Executive Vice President, and Chief Financial Officer

EXHIBIT INDEX

16.1   Letter from BDO Dunwoody LLP to the Securities and Exchange Commission dated July 27, 2004.

Exhibit 16.1

July 27, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on July 27, 2004, to be filed by Capital Environmental Resource Inc. We agree with the statements made in the response insofar as they relate to BDO Dunwoody LLP.

/s/ BDO Dunwoody LLP